15 February 2007

CORUS GROUP plc (the “Company”)

DISCLOSURE OF INTEREST IN SHARES

The Company received notification today from Citigroup Global Markets UK Equity Limited, stating that as at 1 February 2007 it had an interest of 34,766,907 ordinary shares of 50p each in the Company representing 3.66% of the Company’s issued share capital.